October 29, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
Assistant Director

Re:	DC Brands International, Inc. Registration Statement on Form S-1/A Filed October 19, 2010 File No. 333-166714

Dear Mr. Riedler:

Thank you for your October 28, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  Enclosed is Amendment No. 4 to DC Brands’ Form S-1, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Critical Accounting Policies and Estimates, page 22

Fair Value of Financial Instruments, page 22

1.	Please update for June 30, 2010 your that states, “We do not have any Level 2 or Level assets or liabilities at March 31, 2010.”

Response: Complied with. We will change our disclosure to state June 30, 2010.

Consolidated Financial Statements as of June 30, 2010 and 2009, page F-19

Note 5. Notes Payable, page F-30

2.
Please disclose how you accounted for the debt restructuring of the $750,000 in notes and the $5.0 million revolving note and the associated shares and warrants issued and tell us how you arrived at your conclusion, see ASC 470-50-40.

Response:  Complied with.  We have added additional disclosure to Note 5 detailing how the $750,000 of notes that matured were paid off by issuing 4 new notes and 6,332,089 shares of common stock.  The fair market value of the stock issued was booked as a discount and will be amortized over the life of the new notes.

 We also added additional disclosure to Note 5 detailing the modification of the $5 million revolving line of credit.  We relied on the guidance of ASC 470-50-40-21 and calculated that the borrowing capacity of the new line was greater than or equal to the borrowing capacity of the old line and therefore determined that the related fair market value of the warrant issued should be booked as a discount and amortized over the life of the new line.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (212) 907-6457.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures
cc:  DC Brands International, Inc.